April 30, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Kate Tillan
Re:	Baxter International Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2009
Filed February 23, 2010
Definitive Proxy Statement on Schedule 14A filed March 19, 2010
File No. 001-04448
Dear Ms. Tillan:
     We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated April 7, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and the related Proxy Statement for our 2010 Annual Meeting of Shareholders (the “Proxy Statement”).
     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 10-K for the fiscal year ended December 31, 2009
     Item 6. Selected Financial Data, page 15
1.	Please tell us why you have not included “net income” within selected financial data. We reference Item 301 of Regulation S-K which requires presentation of “net income from continuing operations.”
Company Response:
     In future filings, absent any direct guidance from the Commission, we will provide both “income from continuing operations” and “income from continuing operations attributable to Baxter” in the selected financial data tabular disclosure. In making a determination of whether to include or exclude income attributable to noncontrolling interests in “income from continuing operations” in the selected financial data table, the Company reviewed the Staff’s technical amendments in Staff Accounting Bulletin No. 112. In the absence of direct guidance within these amendments, the

Kate Tillan
Securities and Exchange Commission

Company determined that providing “income from continuing operations attributable to Baxter” in the selected financial data table, along with a footnote disclosure below such table indicating the amount of “income from continuing operations attributable to noncontrolling interests,” would be appropriate disclosure.
Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations
     Gross Margin and Expense Ratios, page 20
     Pension Plan Costs, page 21
2.	We note from page 21 that the pension plan costs decreased during 2008 and 2009 due to an increase in the interest rate used to discount the plans’ projected benefit obligations during each period. We also note that pension plan costs are expected to increase in 2010 due to lower interest rates to discount the projected benefit obligations. Please tell us and revise future filings to discuss the reasons for any changes in discount rates that will impact pension plan costs.
Company Response:
     On pages 35-36 of Management’s Discussion and Analysis of Financial Conditions and Results of Operations under Critical Accounting Policies, we described the methodology used to determine the interest rates used to discount the company’s projected pension plan obligations. However, we did not explicitly state that the discount rate assumption is heavily dependent on corporate bond interest rates consistent with methodologies and calculations prepared by Towers Perrin. In future filings, we will more clearly note that the discount rate assumption is based on corporate bond interest rates, and that, as corporate bond interest rates change, pension plan discount rates change, impacting the company’s pension plan costs.
     Consolidated Financial Statements
     Note 7. Financial Instruments and Related Fair Value Measurements, page 64
     Fair Value Measurements, page 68
3.	We note the statement that you value derivatives using discounted cash flow and Black-Scholes models. We also note that a key input to the Black-Scholes model is volatility. Please tell us how you determined that the derivative valuation using the Black-Scholes model is Level 2 as opposed to Level 3 in the fair value hierarchy. Please note that under FASB ASC 820-10-35-37 the level in the fair value hierarchy should be determined based upon the lowest level input that is significant to the fair value measurement in

Kate Tillan
Securities and Exchange Commission

its entirety. We also refer you to FASB ASC 820-10-55-22 which states that a Level 3 input would include historical volatility.
Company Response:
     In drafting the fair value measurements disclosure in Note 7 on pages 68-69, we noted the requirement to determine the level within the fair value hierarchy using the lowest level input to the fair value measurement as well as the example in FASB ASC 820-10-55-22, which states that historical volatility should generally be considered a Level 3 input. We also noted that FASB ASC 820-10-35-48(c) identified volatilities as an example of a Level 2 input. The Company classified its derivative instruments as Level 2 in the fair value hierarchy because all significant inputs used in the measurement of its derivative instruments are observable in the market. More specifically, the volatility input used to measure the Company’s derivative instruments is not historical volatility. Rather, the Company uses the implied volatility rates for the currency pairs and contractual terms hedged by the Company in its fair value measurements. These implied volatility rates are based on trading in active markets and are obtained via an independent source (generally, Bloomberg).
4.	Please tell us where you have provided a reconciliation of the beginning and ending balances of your level 3 investments, as required by FASB ASC 820-10-50-2(c).
Company Response:
     We did not provide a reconciliation of our Level 3 fair value measurements in tabular format because the required information was presented in narrative form within the filing. As disclosed in the fair value hierarchy table on page 69 in Note 7, the Company did not have any Level 3 fair value measurements as of December 31, 2008. In April 2009, the Company entered into an arrangement with Sigma International General Medical Apparatus, LLC (Sigma) that included contingent payments associated with Sigma’s achievement of specified regulatory and commercial milestones. As disclosed in the fair value hierarchy table, the fair value of these contingent payments, which was measured using Level 3 inputs, was $59 million as of December 31, 2009. Below the fair value hierarchy table, we referred readers to Note 4 for further information regarding the changes in the fair value of the contingent payments related to Sigma. On page 57 in Note 4, we disclosed that the contingent payments were initially recorded at their fair value of $62 million. We also disclosed in Note 4 that the change in fair value from $62 million at inception to $59 million as of December 31, 2009 was principally due to our payment of $5 million to Sigma in 2009 for the achievement of a commercial milestone and that other changes in the estimated fair value of the contingent payments were recognized immediately in earnings. In future filings, we will provide a tabular reconciliation of our fair value measurements using Level 3 inputs.

Kate Tillan
Securities and Exchange Commission

     Item 9A. Controls and Procedures, page 94
     Evaluation of Disclosure Controls and Procedures, page 94
5.	We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition.
Company Response:
     In future filings, we will remove the definition of disclosure controls and procedures from the discussion of the effectiveness of our disclosure controls and procedures in Item 9A.
     Item 11. Executive Compensation, page 94
6.	We note your disclosure contained in the first full paragraph on page 22 of the Definitive Proxy Statement that you have incorporated by reference into your Form 10-K. Your disclosure identifies the “key features” that you believe support the conclusion that the policies and procedures do not create risks that are reasonably likely to have a material adverse effect on the company. Please describe for us the process you undertook to reach the conclusion that disclosure in response to Item 402(s) of Regulation S-K is not necessary.
Company Response:
     In order to determine whether disclosure would be required under Item 402(s) of Regulation S-K, reviews of the material compensation policies and practices applicable to the Company’s employees, including its executive officers, were conducted and reviewed with the Compensation Committee.
     The review of the compensation policies and practices applicable to the Company’s executive officers was conducted by the Committee’s independent compensation consultant, George B. Paulin, Chairman and Chief Executive Officer of Frederic W. Cook & Co., Inc. This review evaluated each component of compensation paid to the Company’s executive officers. As noted on page 22 of the Proxy Statement, the key features of these compensation policies and practices that supported the Committee’s conclusion that disclosure was not required under Item 402(s) with respect to these policies and practices include:
•	appropriate pay philosophy, peer group and market positioning;

Kate Tillan
Securities and Exchange Commission

•	effective balance in cash and equity mix, short and long term focus, corporate, business unit and individual performance focus and financial and non-financial performance measurement and discretion; and

•	meaningful risk mitigants, such as the stock ownership guidelines and executive compensation recoupment policy discussed below.
     The Company assessed the compensation policies and practices applicable to all other employees and determined that the material policies and practices applicable to these employees were the Company’s global cash incentive plans. A review of the key features of these plans, which are applicable to approximately 60% of the Company’s employees, was conducted and reviewed with the Compensation Committee. This review evaluated the funding metrics, bonus targets, performance payout range, scope and market alignment associated with these plans. This review also considered plan design as well as the approval process associated with establishing, and making payments under, these plans. Mr. Paulin reviewed these materials with the Company in advance of the Compensation Committee meeting where he was also present.
     Based on these reviews and discussion thereof, the Compensation Committee concluded that these policies and practices did not create risks that were reasonably likely to have a material adverse effect on the company and as a result no disclosure was required under Item 402(s) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A filed March 19, 2010
     Compensation Committee, page 8
7.	In future filings please disclose whether Hewitt Associates was engaged directly by the compensation committee or any other person. Alternatively tell us why you have not included this information pursuant to the requirements of Item 407(e)(3)(iii) of Regulation S-K.
Company Response:
     Hewitt Associates is not directly engaged by the Compensation Committee. We have not disclosed whether Hewitt Associates was engaged directly by the Compensation Committee in the past as Hewitt Associates does not play a role determining or recommending either the amount or form of executive or director compensation. That role is played exclusively by George B. Paulin, Chairman and Chief Executive Officer of Frederic W. Cook & Co., Inc., the independent compensation consultant who is directly engaged by the Compensation Committee. As discussed on page 8 of the Proxy Statement, the role played by Hewitt Associates in determining executive and director compensation is limited to the compilation of market data. The market data provided is not customized based on parameters developed by Hewitt Associates. Accordingly, we

Kate Tillan
Securities and Exchange Commission

did not interpret Item 407(e)(3)(iii) of Regulation S-K to require additional disclosure on the relationship between Hewitt Associates and the Compensation Committee.
     Nomination of Directors, page 12
8.	We note your disclosure in the first full paragraph on page 13 that “[d]iversity of background” is a relevant factor in the selection of directors process. In future filings please describe how this policy is implemented, as well as how the corporate governance committee assesses the effectiveness of its policy as requested by Item 407(c)(2)(vi) of Regulation S-K.
Company Response:
     The disclosure referred to on page 13 of the Proxy Statement was intended to address the requirement set forth in Item 407(c)(2)(vi) of Regulation S-K that companies indicate whether, and if so how, diversity is considered in identifying directors. As disclosed, Baxter’s Corporate Governance Guidelines provide that “[d]iversity of background, including diversity of gender, race, ethnic or national origin, age, and experience in business, government and education and in healthcare, science, technology and other areas relevant to the Company’s activities,” is a factor in the director selection process. As a result of this guideline, the Corporate Governance Committee may consider diversity of background as a relevant factor in the director nomination process. However, the Corporate Governance Committee has not adopted a policy requiring the consideration of diversity of background in the director nomination process. If such a policy is adopted, we will provide disclosure on the existence of the policy as well as how such policy is implemented and assessed for effectiveness in future filings. Based on your comment, we will however clarify our use of diversity in the director nomination process in future filings.
     In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kate Tillan
Securities and Exchange Commission

     If you should have any questions or require any further information regarding this matter, please contact the undersigned at (847) 948-4310.

Very truly yours,
/s/ Robert M. Davis
Robert M. Davis
Corporate Vice President and Chief Financial Officer